

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Emanuel González-Revilla
Ambassador of Panama
Embassy of Panama
2862 McGill Terrace, N.W.
Washington, D.C. 20008

Re: Republic of Panama
Registration Statement under Schedule B
Filed February 19, 2015
File No. 333-202178

Form 18-K for Fiscal Year Ended December 31, 2013
Filed September 30, 2014, as amended February 19, 2015
File No. 333-07558

Dear Mr. González-Revilla:

We have limited our review of your filings to the issue we have addressed in our comment. Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Registration Statement under Schedule B

General

1.   In connection with future takedowns, please provide disclosure on the cover page of the pricing supplement regarding the inclusion of "collective action clauses" in the debt securities to be issued.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3758.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney

cc: Whitney Debevoise
        Arnold & Porter LLP
        Via E-mail